California State Teachers’
Retirement System
Investments
7667 Folsom Blvd., Ste. 250
Sacramento, CA 95826
(916) 229-3723 Fax (916) 229-0502
cailman@calstrs.com

May 9, 2007

Dear Fellow Shareholder of UnitedHealth:

I am writing to you on behalf of the California State Teachers Retirement System (CalSTRS). CalSTRS is the second-largest public pension system in the U.S., with approximately $168 billion in assets. We manage retirement benefits for over 775,000 public school teachers in the California public school system, serving both kindergarten through high school-age children and the community college adult students as well.

CalSTRS maintains a substantial investment in UnitedHealth; indeed, it is a core holding in the portfolio, as nearly four million of our 5.7 million shares are held in our passively managed accounts. The UnitedHealth holding amounted to over $300 million at the end of the last quarter on March 31, 2007. CalSTRS believes that there are certain core issues, just as there are core holdings that, should be established and enhanced, simply because these issues bring clarity and fairness to the investor governance process. In our view, Proxy Access is a core issue for investors and this issue should be pursued by companies and shareholders alike. UnitedHealth is having its annual meeting on May 29, 2007; we are writing to alert you to a shareholder proposal that the largest public pension fund in the country, the California Public Employees Retirement System (CalPERS), has placed on the Company’s ballot, regarding Proxy Access. The ballot issue is identified as Proposal 11 on the proxy card. This shareholder governance campaign is fully supported by CalSTRS and we urge you to vote in favor of the proposal. The CalPERS proposal request the UnitedHealth Group’s Board to amend UnitedHealth’s bylaws to provide shareholder access to the Company’s proxy materials under certain and clearly defined conditions. The proposal sets ownership criteria and length of ownership conditions before the Company would have to grant proxy access. It also sets a certain number of names that could be added to the Company’s proxy materials.

As long-term core owners of UnitedHealth, CalSTRS and CalPERS have no interest in the valuable management and Board time being ill-used. It is our belief that implementing this proposal will be a valuable factor to UnitedHealth’s shareholders and enhance the Company’s reputation as a transparent and fair governance model.

This proposal, if enacted by the Company provides a low-cost and less distracting process for investors to have a meaningful say in the governance of the Board and by extension, its oversight of the corporation, and accountability to shareholders. We urge you to vote for shareholder Proposal number 4, identified as Proposal 11 on the proxy ballot card.

Fellow Shareholder of UnitedHealth
May 9, 2007

VOTE FOR SHAREHOLDER PROPOSAL NO. 4
(Proposal 11 on the proxy card)

•
Shareholder Proposal No. 4 (Proposal 11 on the proxy ballot card) allows for meaningful yet responsible shareowner access to the director nomination process to promote board accountability and a culture focused on creating long-term shareholder value.

Remember, this proposal:

•
Provides that only shareholders that have beneficially owned 3% or more of UnitedHealth’s outstanding common stock for at least two years will be eligible to nominate up to two candidates for election to the Board. (See attached for full text of the proposal).

SHAREHOLDER PROPOSAL NO. 4 - A NON-BINDING SOLUTION
FOR ENSURING ACCOUNTABILITY

Remember, this proposal is:

•	Non-binding and requests the board to amend UnitedHealth’s bylaws to establish procedures for including shareholder nominated director candidates in the Company’s proxy statement.

And,

•
If adopted, Shareholder Proposal No. 4 (Proposal 11 on proxy ballot card) will allow shareholder nominees to be included for shareholder consideration along with management nominees in board elections.

CalSTRS believes that this provision will work to ensure a culture highlighted by accountable, competent, focused directors, whose interests are clearly aligned with the interests of long-term shareholders. CalSTRS believes that the implementation of this proposal will signal good news for long-term shareholders and that what is good news for them is also good news for the management and Board of the Company. Please vote with us on May 29, 2007.

Fellow Shareholder of UnitedHealth
May 9, 2007

Please refer to the proxy statement for more information or call The Altman Group, Inc., who is assisting us with this effort toll-free at (800) 314-9816 or at (201) 460-1200 if you have any questions or need assistance in voting your shares.

Sincerely,

Christopher J. Ailman
Chief Investment Officer

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalSTRS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalSTRS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.

ATTACHMENT

SHAREHOLDER PROPOSAL

RESOLVED, the shareholders of UnitedHealth Group, Inc. (the “Company”), request that the Board amend the Company’s bylaws to add the following to Section 3.03:

Notwithstanding the above, the corporation shall include in its proxy materials for a meeting of shareholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a shareholder or group thereof that satisfies the requirements of this section 3.17 (the “Nominator”), and allow shareholders to vote with respect to such nominee on the corporation’s proxy card. Each Nominator may nominate up to two candidates for election at a meeting.

A Nominator must:

(a) have beneficially owned 3% or more of the corporation’s outstanding common stock (“Required Shares”) continuously for at least two years;

(b) provide written notice received by the Secretary within the time period specified in the first paragraph of this section containing (i) with respect to the nominee, (A) the information required by such section and (B) such nominee’s consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator’s communications with the corporation’s shareholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than the corporation’s proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC’s Rule 14a-12.

The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee’s candidacy (the “Statement”) at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules.

SUPPORTING STATEMENT
As an indication of the extent of the compensation problems at many public corporations, President George W. Bush recently said he was “floored” when he sees “guys making a billion dollars as a CEO of a company.” President Bush also stated that he hopes that “shareholders should take a good hard look at some of these companies.”
The “Wilmer Cutler Report” exposed many compensation-related problems at the Company including inadequate internal controls, a lack of disclosure regarding financial relationships between the former CEO and the Chairman of the Compensation Committee, the improper “repricing” of options and the improper “backdating” of options. For these reasons, CalPERS is sponsoring this proposal to advise the Board that shareowners should have a meaningful voice in the election of the Board of Directors.
Access to the proxy for purposes of electing a director nominated by large shareowners is the most effective mechanism for ensuring accountability.
Please vote FOR this proposal.